Exhibit 99.2
Consolidated Financial Statements of
BELLUS HEALTH INC.
(formerly Neurochem Inc.)
(a development stage company)
Years ended December 31, 2008, 2007 and 2006 and period from inception
(June 17, 1993) to December 31, 2008

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal Québec H3A 03A
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of BELLUS Health Inc.
We have audited the accompanying consolidated balance sheets of BELLUS Health Inc. (formerly Neurochem Inc.) (“the Company”) and subsidiaries as of December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss, shareholders’ (deficiency) equity and cash flows for each of the years in the three-year period ended December 31, 2008 and the consolidated statements of operations and cash flows for the period from inception (June 17, 1993) to December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2008 and 2007, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 and for the period from inception (June 17, 1993) to December 31, 2008 in conformity with Canadian generally accepted accounting principles.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant operating losses and negative cash flows from operations since inception, has an accumulated deficit, and its committed cash obligations and expected level of expenses beyond the first quarter of 2009 exceed committed sources of funds and cash and cash equivalents on hand. These factors raise substantial doubt about its ability to continue as a going concern. Management is actively considering various alternatives to secure additional financing. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
*CA Auditor permit no 14114
KPMG LLP is a Canadian limited liability partnership and a
member firm of the KPMG network of independent member firms
affiliated with KPMG International, a Swiss cooperative.KPMG
Canada provides services to KPMG LLP.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 13, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Chartered Accountants
Montreal, Canada
February 13, 2009, except as to note 22, which is as of March 24, 2009

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal Québec H3A 03A
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of BELLUS Health Inc.
We have audited BELLUS Health Inc. (formerly Neurochem Inc.) (“the Company”)’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Internal Control over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
*CA Auditor permit no 14114
KPMG LLP is a Canadian limited liability partnership and a
member firm of the KPMG network of independent member firms
affiliated with KPMG International, a Swiss cooperative.KPMG
Canada provides services to KPMG LLP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2008 and 2007, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 13, 2009, except as to note 22 which is as of March 24, 2009, expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Montreal, Canada
February 13, 2009

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
Financial Statements

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Balance Sheets
December 31, 2008 and 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	December 31,	December 31,	December 31,
	2008	2008	2007
	(CDN$- note 2 (b))	(US$)	(US$)
Assets

Current assets:
Cash and cash equivalents	$12,968	$10,595	$10,963
Marketable securities	—	—	47,709
Accounts receivable and other	726	593	775
Research tax credits receivable	2,179	1,780	1,807
Inventories	220	180	—
Prepaid expenses	1,363	1,114	1,351

	17,456	14,262	62,605

Investment in asset-backed commercial paper (note 7)	10,272	8,392	—
Restricted cash (note 7)	730	596	5,464
Long-term prepaid expenses	51	42	365
Long-term investment	—	—	1
Property and equipment (note 8)	3,824	3,124	3,840
Patents (note 9)	7,378	6,028	6,156

	$39,711	$32,444	$78,431

Liabilities and Shareholders’ (Deficiency) Equity

Current liabilities:
Bank indebtedness (note 6)	$11,917	$9,736	$—
Accounts payable	2,966	2,423	3,676
Accrued liabilities	6,726	5,495	9,096
Deferred revenue	—	—	7,129
Deferred gain on sale of property (note 8)	1,639	1,339	1,339

	23,248	18,993	21,240

Deferred gain on sale of property (note 8)	17,825	14,563	15,902
Long-term accrued liabilities (note 10)	1,772	1,448	1,279
Convertible notes (note 11)	45,856	37,464	35,421

	88,701	72,468	73,842

Non-controlling interest (note 5)	—	—	680

Shareholders’ (deficiency) equity:
Share capital (note 12)	336,054	274,554	273,269
Equity portion of convertible notes (note 11)	12,045	9,841	9,841
Additional paid-in capital	22,524	18,402	15,397
Warrants (note 11)	20,633	16,857	16,857

	391,256	319,654	315,364

Deficit	(448,568)	(366,477)	(318,254)
Accumulated other comprehensive income	8,322	6,799	6,799

	(440,246)	(359,678)	(311,455)

	(48,990)	(40,024)	3,909
Basis of presentation (note 1 (a))
Commitments and contingencies (note 14)
Subsequent events (note 7 and 22)

	$39,711	$32,444	$78,431

See accompanying notes to consolidated financial statements.
On behalf of the Board of Directors by:

(Signed) Graeme K. Rutledge	(Signed) Colin Bier
Director	Director

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Operations
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2008	2008	2007	2006	operations
	(CDN$-	(US$)	(US$-	(US$-	(US$-
	note 2 (b))		note 2(a))	note 2 (a))	note 2 (a))
Revenues:
Gross sales	$518	$423$	$—	$—	$423
Discounts, returns and cooperative promotional incentives	(138)	(113)	—	—	(113)

Net sales	380	310	—	—	310
Collaboration agreement (note 6)	251	205	1,119	2,106	6,325
Reimbursable costs	84	69	396	712	2,200
Research contracts	—	—	—	—	6,038
License fees	—	—	—	—	733

	715	584	1,515	2,818	15,606

Expenses:
Research and development	30,633	25,027	55,732	51,688	249,649
Research tax credits and grants	(1,750)	(1,430)	(2,161)	(1,899)	(22,683)
Other research and development charges	—	—	—	1,127	1,127

	28,883	23,597	53,571	50,916	228,093
General and administrative	14,344	11,719	10,581	11,522	86,303
Marketing and selling	8,153	6,661	—	—	6,661
Arbitral award	—	—	—	1,835	1,835
Reimbursable costs	84	69	396	712	2,200
Stock-based compensation	2,826	2,309	4,275	3,569	17,213
Special charges	—	—	—	—	1,288
Depreciation of property and equipment	1,065	870	1,034	1,129	8,516
Amortization and patent cost write-off	1,241	1,014	664	427	3,752

	56,596	46,239	70,521	70,110	355,861

Loss before undernoted items	(55,881)	(45,655)	(69,006)	(67,292)	(340,255)

Interest income	1,110	907	3,341	2,077	12,496
Interest and bank charges	(332)	(271)	(202)	(133)	(1,814)
Accretion expense (note 11)	(6,043)	(4,937)	(15,751)	(550)	(21,238)
Change in fair value of embedded derivatives	105	86	(870)	—	(784)
Change in fair value of third party asset-backed commercial paper (note 7)	378	309	(1,184)	—	(875)
Gain on technology transfer	—	—	—	—	2,306
Foreign exchange gain (loss)	351	287	1,130	(280)	1,153
Other income	1,287	1,051	1,274	1,348	4,770
Share of loss in a company subject to significant influence	—	—	(327)	(2,440)	(5,346)
Non-controlling interest	—	—	109	801	1,678

	(3,144)	(2,568)	(12,480)	823	(7,654)

Net loss before income taxes	(59,025)	(48,223)	(81,486)	(66,469)	(347,909)

Income taxes:
Quebec credit for losses	—	—	—	—	464

Net loss	$(59,025)	$(48,223)	$(81,486)	$(66,469)	$(347,445)

Net loss per share (note 17) Basic and diluted	$(1.19)	$(0.97)	$(1.85)	$(1.72)

See accompanying notes to consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Comprehensive Loss
Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars)
(in accordance with Canadian GAAP)

	Year ended December 31,
	2008	2007	2006

Net loss	$(48,223)	$(81,486)	$(66,469)
Foreign exchange adjustment on change in functional currency (note 2 (a))	—	1,957	(1,397)

Comprehensive loss	$(48,223)	$(79,529)	$(67,866)

See accompanying notes to consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Shareholders’ (Deficiency) Equity
Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

			Equity				Accumulated
			portion of	Additional			other
	Share capital		convertible	paid-in			comprehensive
	Number	Dollars	notes	capital	Warrants	Deficit	income	Total

Balance, December 31, 2005	37,421,079	$195,140	$—	$7,964	$—	$(167,351)	$7,359	$43,112
Exercise of warrants (note 12 (b))	1,200,000	8,095	—	—	—	—	—	8,095
Equity portion of November 2006 convertible notes (note 11 (a))	—	—	8,620	—	—	—	—	8,620
Share issue costs (note 11 (a))	—	—	—	—	—	(420)	—	(420)
Exercise of stock options:
For cash	100,943	379	—	—	—	—	—	379
Ascribed value from additional paid-in capital	—	137	—	(137)	—	—	—	—
Stock-based compensation (note 13)	—	—	—	3,569	—	—	—	3,569
Change in foreign currency translation adjustment (note 2 (a))	—	—	—	—	—	—	1,397	1,397
Net loss	—	—	—	—	—	(66,469)	—	(66,469)

Balance, December 31, 2006	38,722,022	203,751	8,620	11,396	—	(234,240)	8,756	(1,717)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Shareholders’ (Deficiency) Equity, Continued
Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

			Equity				Accumulated
			portion of	Additional			other
	Share capital		convertible	paid-in			comprehensive
	Number	Dollars	notes	capital	Warrants	Deficit	income	Total

Balance carried forward, December 31, 2006	38,722,022	$203,751	$8,620	$11,396	$—	$(234,240)	$8,756	$(1,717)
Adjustment to reflect change in accounting policy for financial instruments (note 4 (a))	—	—	—	—	—	(155)	—	(155)
Equity portion of May 2007 convertible notes (note 11 (b))	—	—	11,152	—	—	—	—	11,152
Warrants issued in connection with the May 2007 convertible notes issuance (note 11 (b))	—	—	—	—	16,857	—	—	16,857
Share issue costs (note 11 (b))	—	—	—	—	—	(2,373)	—	(2,373)
Exercise of stock options:
For cash	60,803	371	—	—	—	—	—	371
Ascribed value from additional paid-in capital	—	224	—	(224)	—	—	—	—
Issued on conversion of 6% senior convertible notes due in 2027 (note 11 (b))	5,619,321	30,513	(9,688)	—	—	—	—	20,825
Issued on conversion of 5% junior convertible notes due in 2012 (note 11 (b))	4,444,449	38,410	(243)	—	—	—	—	38,167
Stock-based compensation (note 13)	—	—	—	4,225	—	—	—	4,225
Change in foreign currency translation adjustment (note 2 (a))	—	—	—	—	—	—	(1,957)	(1,957)
Net loss	—	—	—	—	—	(81,486)	—	(81,486)

Balance, December 31, 2007	48,846,595	273,269	9,841	15,397	16,857	(318,254)	6,799	3,909
Exercise of stock options:
For cash	11,500	7	—	—	—	—	—	7
Acquisition of Innodia Inc. (note 5)	1,185,797	1,278	—	680	—	—	—	1,958
Stock-based compensation (note 13)	—	—	—	2,325	—	—	—	2,325
Net loss	—	—	—	—	—	(48,223)	—	(48,223)

Balance, December 31, 2008	50,043,892	$274,554	$9,841	$18,402	$16,857	$(366,477)	$6,799	$(40,024)

See accompanying notes to consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Cash Flows
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2008	2008	2007	2006	operations
	(CDN$-	(US$)	(US$-	(US$-	(US$-
	note 2 (b))		note 2 (a))	note 2 (a))	note 2 (a))
Cash flows from operating activities:
Net loss	$(59,025)	$(48,223)	$(81,486)	$(66,469)	$(347,445)
Adjustments for:
Depreciation, amortization and patent cost write-off	2,306	1,884	1,698	1,556	12,268
Unrealized foreign exchange (gain) loss	305	249	(3,151)	1,384	1,548
Stock-based compensation	2,826	2,309	4,275	3,569	17,213
Share of loss in a company subject to significant influence	—	—	327	2,440	5,346
Non-controlling interest	—	—	(109)	(801)	(1,678)
Accretion expense	6,043	4,937	15,751	550	21,238
Change in fair value of embedded derivatives	(105)	(86)	870	—	784
Change in fair value of third party asset-backed commercial paper	(378)	(309)	1,184	—	875
Amortization of gain on sale-leaseback	(1,639)	(1,339)	(1,297)	(1,256)	(4,037)
Amortization of deferred financing fees	—	—	—	47	47
Write-off of leasehold improvements and other property and equipment	—	—	—	—	914
Provision for lease exit obligations	—	—	—	—	374
Gain on technology transfer	—	—	—	—	(2,306)
Shares issued for services	—	—	—	—	30
Changes in operating assets and liabilities:
Accounts receivable	333	272	347	(430)	(254)
Research tax credits receivable	1,421	1,161	(558)	1,166	(92)
Prepaid expenses	290	237	1,374	238	(675)
Inventories	(220)	(180)	—	—	(180)
Long-term prepaid expenses	395	323	486	384	326
Deferred revenue	(7,595)	(6,205)	(1,119)	(2,106)	(1,012)
Accounts payable and accrued liabilities and other	(11,229)	(9,174)	(5,437)	3,291	(2,165)

	(66,272)	(54,144)	(66,845)	(56,437)	(298,881)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Cash Flows, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2008	2008	2007	2006	operations
	(CDN$-	(US$)	(US$-	(US$-	(US$-
	note 2 (b))		note 2 (a))	note 2 (a))	note 2 (a))
Cash flows from financing activities:
Bank indebtedness	$9,417	$7,694	$—	$—	$7,694
Proceeds from issue of share capital	9	7	371	8,641	203,623
Share issue costs	—	—	—	(418)	(12,758)
Proceeds from convertible notes	—	—	80,000	41,930	121,930
Financing fees	—	—	(5,721)	(1,624)	(7,345)
Proceeds from sale-leaseback	—	—	—	—	27,807
Repayment of obligations under capital lease	—	—	—	—	(2,214)
Proceeds from long-term debt	—	—	—	—	8,052
Repayment of long-term debt	—	—	—	—	(8,052)

	9,426	7,701	74,650	48,529	338,737

Cash flows from investing activities:
Additions to property and equipment	(244)	(199)	(575)	(801)	(18,902)
Additions to patents	(1,301)	(1,063)	(1,180)	(1,716)	(8,994)
Additions to long-term investment	—	—	—	(1,464)	(1,855)
Proceeds from (purchase of) marketable securities	58,396	47,709	(10,126)	18,565	6,568
Restricted cash	(178)	(145)	—	—	(6,664)
Proceeds from disposal of property and equipment	7	6	—	—	82
Innodia acquisition costs, net of cash acquired	(285)	(233)	—	—	(233)

	56,395	46,075	(11,881)	14,584	(29,998)

Net (decrease) increase in cash and cash equivalents	(451)	(368)	(4,076)	6,676	9,858
Cash and cash equivalents, beginning of period	13,419	10,963	12,158	6,332	—
Effect of foreign exchange on cash and cash equivalents	—	—	2,881	(850)	737

Cash and cash equivalents, end of period	$12,968	$10,595	$10,963	$12,158	$10,595

Supplemental disclosures to cash flow statements (note 18)
See accompanying notes to consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
1.	Organization, business activities and basis of presentation:

The shareholders of Neurochem Inc. approved the change of its name to BELLUS Health Inc., at the annual and special shareholders meeting on April 15, 2008.

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.

Since inception, the business activities of the Company have been devoted principally to the development of the Company’s core technology platform, amyloid inhibitors, which focus on chemical compounds that could have the potential to inhibit the formation, deposition and toxicity of amyloid fibrils which are implicated or believed to be the underlying causes of certain diseases. The diseases currently targeted by the Company include Amyloid A (AA) amyloidosis, Alzheimer’s disease, as well as Type II diabetes and certain features of metabolic syndrome. The status of the Company’s pharmaceutical principal product candidates is as follows:

Disease indication	Product candidate	Stage of development

AA amyloidosis	eprodisate (KIACTATM)	Phase III clinical trial

Type II diabetes and certain features of metabolic syndrome	NC-503	Phase II clinical trial

Alzheimer’s disease	prodrug	Preclinical development
BELLUS Health is considered to be in the development stage, with clinical trials for two of its programs. Since inception, substantially all of the Company’s research and development expenditures, capital expenditures, including costs incurred to secure patents, and all revenues from milestone payments, collaboration agreements and research contracts relate to the Company’s core technology platform.
To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale-leaseback transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects. In January 2009, the Company delisted its shares from NASDAQ. The Company’s shares trade on the Toronto Stock Exchange.
In September 2008, the Company launched its first product, VIVIMINDTM, in Canada and globally on the Internet. VIVIMINDTM is a natural health brand designed to protect memory function.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
1.	Organization, business activities and basis of presentation (continued):
(a)	Basis of presentation:

The Company has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $366,477 as at December 31, 2008. As at December 31, 2008, the Company’s committed cash obligations and expected level of expenses beyond the first quarter of 2009 exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. In addition, the Company has interest payments due on the 2006 and 2007 convertible notes (described in note 11) and payable in May and November 2009 in the aggregate annual amount of $2,795. Should the Company fail to make its interest payments on the 2006 and 2007 convertible notes, it will be in default of the notes agreement and the notes will become redeemable at the option of the holders. If the holders exercise their right to redeem the notes, the Company will have insufficient funds to meet its obligation. These factors raise significant doubt about the Company’s ability to continue as a going concern. Management is actively pursuing additional financing (refer to Subsequent events, note 22). No definitive agreements have been reached yet and there can be no assurance that such agreements will be reached. The ability of the Company to continue as a going concern beyond the first quarter of 2009 is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of factors outside of the Company’s control. As a result, there is material uncertainty as to whether the Company will have the ability to continue as a going concern beyond the first quarter of 2009 and thereby realize its assets and discharge its liabilities in the normal course of business.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary should the Company not be successful in its efforts to obtain additional financing. Such adjustments may include but would not be limited to: all debt would be presented as current, accretion on convertible notes would be accelerated (see Note 11), and the investment in asset-backed commercial paper would be reduced to its liquidation value.
2.	Functional and reporting currency:
(a)	Change in functional and reporting currency:

Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
2.	Functional and reporting currency (continued):
(a)	Change in functional and reporting currency (continued):

The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as at June 30, 2007, were translated into US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007, and equity transactions were translated at historical rates. For comparative purposes, historical financial statements have been restated in US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect for these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity (deficiency).

(b)	Translation of convenience:

The Company’s functional currency is the US dollar. The Company also presents the consolidated financial statements as at and for the period ended December 31, 2008, in Canadian dollars, using the convenience translation method whereby all US dollar amounts are converted into Canadian dollars at the noon exchange rate quoted by the Federal Reserve Bank of New York as at December 31, 2008, which was 1.224 Canadian dollars per US dollar. The supplementary information in Canadian dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such US dollar amounts actually represent such Canadian dollar amounts or could be or would have been converted into Canadian dollars at the rate indicated.
3.	Significant accounting policies:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).
(a)	Principles of consolidation:

The consolidated financial statements include the accounts of BELLUS Health and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
3.	Significant accounting policies (continued):
(c)	Marketable securities:

Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of commercial paper. Interest is recognized on an effective yield basis. Marketable securities are classified as “Financial Assets Available for Sale” and are marked-to-market with all unrealized gains and losses recognized in comprehensive loss. Realized gains and losses on sale and losses on other-than-temporary impairment of these securities are recognized in net loss.

(d)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories, production or conversion cost and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(e)	Property and equipment:

Property and equipment are stated at cost. Depreciation is provided at the following annual rates:

Asset	Basis	Rate/period

Research equipment	Declining balance	20%
Office equipment	Declining balance	20%
Computer hardware	Declining balance	30%
Computer software	Straight-line	1-2 years
(f)	Patents:

The capitalized amount with respect to patents relates to direct costs incurred in connection with securing patents. Patents are stated at cost and are amortized using the straight-line method over the remaining life of the patent.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
3.	Significant accounting policies (continued):
(g)	Impairment of long-lived assets:

Long-lived assets, including property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows.

(h)	Revenue recognition:

Revenue from collaboration agreements that includes multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values. Payments received under the collaboration agreement may include upfront payments, regulatory and sales-based milestone payments for specific achievements, as well as distribution fees. Upfront and regulatory milestone payments, which require the Company’s ongoing involvement, are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones. Distribution fees are recognized when the service has been performed, the amount is determinable and collection is reasonably assured.

License fees are recorded when conditions and events under the license agreement have been met or occurred, and collectibility is reasonably assured.

Reimbursable costs incurred in connection with the Company’s collaboration agreement with Centocor, Inc. are presented on a gross basis and therefore included in total revenues and expenses.

Revenues from the sale of products are recognized when persuasive evidence of an arrangement exists, the product has been delivered, there are no future performance obligations, the selling price is fixed and determinable, and collection is reasonably assured. Sales allowances for products returns and cooperative promotional incentives are recorded at the time sales are recognized as a reduction of revenue.

Interest income is recognized using the effective interest method.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
3.	Significant accounting policies (continued):
(i)	Research and development:

Research expenditures are expensed as incurred and include a reasonable allocation of overhead expenses. Development expenditures are deferred when they meet the criteria for capitalization in accordance with Canadian GAAP, and the future benefits could be regarded as being reasonably certain. As at December 31, 2008 and 2007, no development costs were deferred.

(j)	Government assistance:

Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or cost of the asset acquired. Grants are recorded when there is reasonable assurance that the Company has complied with the terms and conditions of the approved grant program. Research tax credits are recorded when there is reasonable assurance of their recovery.

(k)	Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are included in income.

(l)	Income taxes:

Income taxes are provided for using the liability method. Under this method, differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities are recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(m)	Costs associated with lease exit activities:

Costs associated with lease obligations for leased premises that are no longer being used by the Company are recognized and measured at fair value as of the cease-use date. The fair value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, measured using the credit-adjusted risk-free rate.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
3.	Significant accounting policies (continued):
(n)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The dilutive effect of the convertible notes is reflected in diluted earnings per share by application of the “if-converted” method, if dilutive. Under the if-converted method, convertible notes are assumed to have been converted at the beginning of the period (or at time of issuance, if later) and the resulting common shares are included in the denomination for purposes of calculating diluted earnings per share.

(o)	Stock-based compensation:

The Company follows the fair value based method to account for options granted to employees and non-employees, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

(p)	Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives and recoverability of long-lived assets, including property and equipment and patent costs, estimating accruals for clinical trial expenses, estimating the timing of regulatory approvals for revenue recognition purposes, estimating the fair value of investment in asset-backed commercial paper, allocating the proceeds received from issuance of convertible notes between debt and equity components, estimating the expected life of the convertible notes as well as assessing the recoverability of research tax credits and future tax assets. The reported amounts and note disclosures reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
4.	Changes in accounting policies:
(a)	Accounting changes in 2007:

On January 1, 2007, the Company adopted the following new accounting standards issued by the CICA:
(i)	Comprehensive income:

Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. A new financial statement has been presented in relation to Section 1530.

(ii)	Financial instruments — recognition and measurement:

Section 3855, Financial Instruments — Recognition and Measurement and Section 3861, Financial Instruments — Disclosure and Presentation, establish standards for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. The Company is required to designate its financial instruments into one of five categories, which determine the manner of evaluation of each instrument and the presentation of related gains and losses. Depending on the financial instruments’ classifications, changes in subsequent measurements are recognized in net income or comprehensive income.

The Company has designated its financial instruments as follows:
–	Cash equivalents, marketable securities and restricted cash are classified as “Financial Assets Available for Sale”. These financial assets are marked-to-market at each reporting date with all unrealized gains and losses recognized in comprehensive income. Other-than-temporary impairment losses on these financial assets are recognized in income.

–	Investments in asset-backed commercial paper are classified as “Held for Trading”. These financial assets are remeasured at each reporting date at fair value with all gains and losses recognized in income.

–	Accounts receivable and other are classified as “Loans and Receivables”. Accounts payable, accrued liabilities and convertible notes are classified as “Other Financial Liabilities”. After their initial fair value measurement, these financial instruments are measured at amortized cost using the effective interest rate method.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
4.	Changes in accounting policies (continued):
(a)	Accounting changes in 2007 (continued):
(ii)	Financial instruments — recognition and measurement (continued):

The new standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value each period through earnings unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. Embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held for trading or designated at fair value. The Company chose to review all contracts in place, that were entered into after January 1, 2003, for any embedded derivatives within these contracts to determine if any such embedded derivatives needed to be accounted for separately at fair value from the base contract. The change in accounting policy related to embedded derivatives resulted in an increase of $155 to the opening deficit at the date of adoption. As of December 31, 2008, the fair value of this embedded derivative liability was nil (2007 - $109) and was included in “accrued liabilities” on the consolidated balance sheet. During the year ended December 31, 2008, the increase in fair value of this embedded derivative liability of $13 (2007 — $63) was recorded as an expense in the consolidated statements of operations. As a result of adopting Section 3855, deferred financing costs of $1,535 as at January 1, 2007, relating to convertible notes have been reclassified from deferred financing fees to convertible notes on the consolidated balance sheets. These costs are being amortized using the effective interest method over the life of the related debt.

(iii)	Equity:

Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2007.

(iv)	Hedges:

Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2007.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
4.	Changes in accounting policies (continued):
(b)	Accounting changes in 2008:

On January 1, 2008, the Company adopted the following new accounting standards issued by the CICA:

Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and did not impact the financial results of the Company. See note 20.

Section 3862, Financial Instruments — Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments — Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments — Disclosure and Presentation. These new standards relate to disclosure only and did not impact the financial results of the Company. See note 21.

(c)	Future accounting changes:

Goodwill and intangible assets:

The CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will adopt this standard effective January 1, 2009.

As a result of this standard, direct costs incurred to secure patents related to internally-generated assets will no longer be capitalized by the Company. The Company will apply this standard on a retrospective basis. The estimated impact of adopting this standard will be to increase the opening deficit as at January 1, 2007 by $5,080, which is the amount relating to periods prior to this date, to (decrease) increase the net loss by ($128) and $572 in 2008 and 2007, respectively, and to decrease accumulated other comprehensive income in 2007 by $504 due to foreign exchange adjustment.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
4.	Changes in accounting policies (continued):
(c)	Future accounting changes (continued):

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements.
5.	Acquisition of Innodia Inc.:

On July 17, 2008, the Company acquired 100% of the remaining outstanding capital stock that it did not already own of Innodia Inc. (Innodia), a private, development stage company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases. Prior to the acquisition, the Company indirectly held 23% of Innodia’s capital stock. The Company acquired all of the operations of Innodia, including the intellectual property assets related to its diabetes and obesity projects. The Company now holds the exclusive rights to BELLUS Health’s diabetes platform and all related compounds. The purchase price was settled by the issuance from treasury of 1,185,797 common shares. Additional consideration consisting of either treasury shares or, at the option of the Company, cash is conditionally payable on the first anniversary of the closing of the transaction, based upon the determination of the value at that time of the Innodia investment in asset-backed commercial paper acquired under the July 17 transaction.

The transaction has been accounted for as an acquisition of assets, and the results of Innodia have been consolidated with the accounts of the Company since the date of the acquisition.

The following purchase price allocation is based on management’s best estimate of the relative fair values of the identifiable assets acquired and liabilities assumed.

Purchase price allocation:
Cash	$54
Accounts receivable and other	90
Research tax credits receivable	1,134
Investment in asset-backed commercial paper	4,242

Total assets acquired	5,520
Bank indebtedness	(2,042)
Accounts payable and accrued liabilities	(1,778)
Long-term liabilities	(135)

Total liabilities assumed	(3,955)

Net assets acquired	$1,565

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
5.	Acquisition of Innodia Inc. (continued):

Purchase price:
1,185,797 common shares issued	$1,278
Transaction costs	287

$1,565

Refer to note 7 for investment in asset-backed commercial paper (ABCP).
Concurrent with the acquisition, Innodia Holdings, a variable interest entity of which the Company is the primary beneficiary, repurchased for cancellation its outstanding shares (the non-controlling interest) held by companies affiliated with one of the Company’s shareholders for nominal consideration. As a result of this transaction, the Company now holds all of the outstanding shares of Innodia Holdings. As the transaction was between related parties, the settlement of the non-controlling interest was credited to additional paid-in capital.
Identifiable intangible assets and property and equipment were reduced to nil, and the investment in ABCP was reduced by $684 because the fair value of the net assets acquired exceeded the purchase price. The fair value of the investment in ABCP was subsequently increased by $684, through earnings, to reflect its fair value as at December 31, 2008.
6.	Collaboration agreement:

The Company recognized $205 of revenue for the year ended December 31, 2008, under the agreement with Centocor, Inc. (Centocor) (2007 — $1,119 and 2006 — $2,106), representing the amortization of the non-refundable upfront payment for the period from signing the agreement on December 21, 2004, over the remaining estimated service period.

On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTAtm) from Centocor. During the second quarter of 2008, the refundable portion ($6,000) of the upfront payment received from Centocor in 2005, recorded as deferred revenue, was refunded to Centocor. Since this obligation was secured by ABCP, the Company entered into a bank indebtedness with the chartered bank that sold the ABCP to the Company to finance the repayment. The bank indebtedness bears interest at the bank’s prime rate minus 1%.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
7.	Investment in asset-backed commercial paper:

As at December 31, 2008, the Company held $12,250 in principal value of third party ABCP, including $5,719 of third party ABCP acquired as part of the Innodia acquisition. These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the “Committee”) in December 2007 was approved by the ABCP holders. Subsequent to year-end, on January 21, 2009, the Committee announced that the restructuring plan had been implemented. Pursuant to the terms of the restructuring plan, the Company received the following new floating rate interest-bearing notes (“New notes”) in exchange for its ABCP: $1,884 of MAV2 Class A-1 Notes, $2,265 of MAV2 Class A-2 Notes, $411 of MAV2 Class B Notes, $141 of MAV2 Class C Notes, $695 of MAV2 IA Tracking Notes, $5,000 of MAV3 IA Tracking Notes and $1,781 of MAV3 TA Tracking Notes The MAV2 Class A-1 and A-2 notes carry an “A” rating from DBRS and the other MAV2 notes, as well as the MAV3 notes held by the Company, are not rated. The legal maturity of the notes is July 15, 2056, but the actual expected repayment of the notes, if held to maturity, is January 22, 2017. The Company also received partial payments for accrued interest, totalling $390, for its investment in ABCP held since the market disruption. The Company has not recorded any interest income since the initial maturity of the ABCP it held but the expected proceeds from the interest are considered in the determination of the fair value of the ABCP as at December 31, 2008. As of February 13, 2009, there are currently no market quotations available for these New notes.

During the second quarter of 2008, the Company entered into a temporary credit facility with the chartered bank that sold the ABCP to the Company. This bank indebtedness was put in place to finance the repayment to Centocor (as discussed previously), since this obligation was secured by ABCP. Following the implementation of the ABCP restructuring plan in January 2009, the Company received an offer by the chartered bank to refinance its temporary credit facility by revolving credit facilities, with a minimum 2-year term. In addition, the Company also received an offer to refinance the temporary credit facility obtained as part of the Innodia transaction. In total, the offers for the revolving credit facilities amount to $12,004, bear interest at prime rate minus 1% and require security in the Company’s investments in the New notes, among others requirements. The offers for the revolving credit facilities also include a put option feature in the next two to three years which may limit the Company’s losses to between 25% and 55% of the New notes, subject to certain conditions.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
7.	Investment in asset-backed commercial paper (continued):

As at December 31, 2008, the Company estimated the fair value of these ABCP at approximately $8,865, of which $473 is presented as part of Restricted Cash, as it is pledged to a bank as collateral for letter of credit issued in connection with a lease agreement. In connection with its fair value estimations, the Company recorded a decrease in fair value of $1,184 for the year ended December 31, 2007, and an increase in fair value of $309 during 2008, to recognize fair value adjustments related to these investments. The increase in fair value recorded in 2008 is due to increased valuation of certain assets recognized as part of the Innodia transaction. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the period over which the assets are going to generate cash flows, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. The Company estimated that the long-term financial instruments arising from the conversion of its ABCP would generate interest returns ranging from 1.04% to 1.54% (weighted average rate of 1.29%), depending on the type of series. These future cash flows were discounted, according to the type of series, over 5 to 28-year periods (weighted average period of 14.9 years) and using discount rates ranging from 6.9% to 47.3% (weighted average rate of 32.1%). The Company took into account its estimated share of the restructuring costs associated with the restructuring plan. The Company also took into account the put option feature described above in determining the change in fair value of ABCP recognized in earnings for the year ended December 31, 2008. Estimates of the fair value of the ABCP and related put option are not supported by observable market prices or rates, therefore are subject to uncertainty, including, but not limited to, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows, and the market for these types of instruments. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary significantly from the Company’s current estimate. Changes in the near term could require significant changes in the recognized amount of these assets. As the Company records the New notes at current fair value each period, such adjustments will directly impact earnings.

8.	Property and equipment:

2008
		Accumulated	Net book
	Cost	depreciation	value

Research equipment	$7,589	$5,234	$2,355
Computer hardware and software	3,278	2,846	432
Office equipment	958	621	337

	$11,825	$8,701	$3,124

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
8.	Property and equipment (continued):

2007
		Accumulated	Net book
	Cost	depreciation	value

Research equipment	$7,568	$4,648	$2,920
Computer hardware and software	3,148	2,645	503
Office equipment	973	556	417

	$11,689	$7,849	$3,840

On November 17, 2005, the Company entered into a sale and leaseback transaction for its facilities for a sale price of $26,411. The transaction generated a net gain of $20,085. The net gain is deferred and is being amortized over the original 15 year term of the lease as a reduction of rent expense. The Company accounts for this lease as an operating lease. Rent expense is calculated on a straight-line basis over the original term of the lease. The Company has an option to purchase the property at fair market value beginning on December 1, 2017.
9.	Patents:

	2008	2007

Cost	$7,943	$7,686
Accumulated amortization	1,915	1,530

	$6,028	$6,156

The remaining weighted average amortization period of patents as at December 31, 2008, is 12.5 years (2007 — 13.6 years; 2006 — 14.3 years).
10.	Long-term liabilities: Long-term accrued liabilities consist of:

	2008	2007

Lease exit obligation	$27	$59
Deferred rent liability	1,284	1,161
Deferred share unit plan (note 12 (f))	19	59
Advance from a government agency	118	—

	$1,448	$1,279

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
11.	Convertible notes:

Convertible notes consist of the following:

	2008	2007

6% Senior convertible notes due in 2026 (a)	$35,437	$33,618
6% Senior convertible notes due in 2027 (b)	3,148	2,825
Derivative-related asset (b)	(1,121)	(1,022)

	$37,464	$35,421

(a)	On November 9, 2006, the Company entered into a private placement of $42,085 aggregate principal amount of senior convertible notes (the “2006 Notes”) due in 2026. The 2006 Notes bear interest at a rate of 6% per annum and are payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2007. The 2006 Notes are convertible into common shares based on an initial conversion rate of 50.7181 shares per $1 principal amount of 2006 Notes ($19.72 per share), which represents a conversion premium of 20% over the Company’s share price at date of issuance.

The 2006 Notes are convertible, at the option of the holder, under the following conditions:
(i)	after December 31, 2006, if the closing sale price of the Company’s common shares for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter exceed 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

(ii)	during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per $1 principal amount of 2006 Notes was equal to or less than 97% of the average conversion value of the 2006 Notes;

(iii)	if the Company makes certain distributions on its common shares or engages in certain transactions;

(iv)	at any time from, and including, October 15, 2009, to November 15, 2009, from October 15, 2011, to November 15, 2011, and at any time on or after November 15, 2021.
On October 15, 2009, the conversion rate of the 2006 Notes will be adjusted to an amount equal to a fraction whose numerator is $1 and whose denominator is the average of the closing sale prices of the common shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
11.	Convertible notes (continued):
(a)	(continued):

On or after November 15, 2011, the Company may redeem the 2006 Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the 2006 Notes, plus any accrued and unpaid interest. On November 15, 2011, November 15, 2016 and November 15, 2021, the 2006 Note holders may require the Company to purchase all or a portion of their 2006 Notes at a purchase price in cash equal to 100% of the principal amount of the 2006 Notes to be purchased, plus any accrued and unpaid interest.

The Company, at its discretion, may elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof.

The terms of the 2006 Notes also required the continued listing of the Company’s shares on a recognized national exchange in the US. In December 2008, the Company amended the trust indenture governing the 2006 Notes, so as to permit the delisting from NASDAQ. In January 2009, the Company delisted from NASDAQ.

In accordance with Canadian GAAP, the 2006 Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component is measured at the issue date as the present value of the cash payments of interest and principal due under the terms at a rate which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined in this manner and the face value of the 2006 Notes has been allocated to equity. The debt component is accreted to its face value through a charge to earnings over its expected life of 60 months. The unrecognized accretion expense on the 2006 Notes amounted to $6,648 at December 31, 2008 and will be recognized over the remaining expected life for accounting purposes of 35 months. Changes in the expected life for accounting purposes of the 2006 Notes, if any, will result in the carrying amount of the 2006 Notes being adjusted by computing the present value of estimated future cash flows using the original effective interest rate. Any adjustment will be recognized as income or expense in net earnings. The effective interest rate on the 2006 Notes is 12.60%.

Issue costs incurred in connection with the issuance of the 2006 Notes were $1,955 and have been presented as follows: $1,535 as financing fees and $420 as share issue costs.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
11.	Convertible notes (continued):
(a)	(continued):

Changes in the 2006 Notes for the years ended December 31, 2008, 2007 and 2006 were as follows:

Balance, December 31, 2005	$—
Note issuance as at November 9, 2006	33,465
Accretion expense	550
Interest paid/payable	(365)

Balance, December 31, 2006	33,650
Adjustment to reflect change in accounting policy for financial instruments (note 4 (a))	(1,535)
Accretion expense	4,108
Interest paid/payable	(2,525)
Foreign exchange gain	(80)

Balance, December 31, 2007	33,618

Accretion expense	4,344
Interest paid/payable	(2,525)

Balance, December 31, 2008	$35,437

(b)	On May 2, 2007, the Company issued $80,000 aggregate principal amount of convertible notes, consisting of $40,000, 6% senior convertible notes due in 2027 (the Senior Notes) and $40,000, 5% senior subordinated convertible notes due in 2012 (the Junior Notes). The Senior Notes have an initial conversion price equal to the lesser of $12.68 or 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Senior Notes are convertible at the option of the holder at anytime after a three-day notice. The conversion price is the average trading price of the Company’s trading price for the period preceeding the conversion, subject to a ceiling of $12.68 and a floor of $6.00. The conversion price may be fixed, subject to shareholder’s approval, for the period from October 15, 2009, to November 15, 2009. After November 1, 2011, the Senior Notes may be redeemed by the holders if the Company fails to maintain a specified net cash position. The Company will pay interest on the Senior Notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The Junior Notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares of the Company until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
11.	Convertible notes (continued):
(b)	(continued):

In accordance with Canadian GAAP, the Senior Notes and Junior Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The Company initially allocated the proceeds from the Senior Notes and Junior Notes between its liability and equity components using the residual value method. The Senior Notes proceeds, net of issue costs of $2,069, were allocated as follows: $23,492 to debt, $10,909 to equity portion of the convertible notes, $5,907 to warrants and $2,377 to derivative-related asset. The Junior Notes proceeds, net of issue costs of $2,697, were allocated as follows: $27,753 to debt, $243 to equity portion of the convertible notes, $9,533 to warrants and $226 to derivative-related asset. Issue costs of $2,373 in relation to equity instruments, including $1,417 of warrants, were charged to the deficit. The fair value of the embedded derivatives was determined using the Binomial model and the fair value of the warrants was determined using the Black-Scholes pricing model. The models used in the valuation of the components of the convertible notes contain certain subjective assumptions, changes of which may cause significant variation in the estimated fair value of the debt and equity components of the convertible notes.

The Company accretes the carrying value of the Senior Notes and Junior Notes to their face values through a charge to earnings over their expected lives, which is 54 months for the Senior Notes and was one month for the Junior Notes. The unrecognized accretion expense on the Senior Notes amounted to $1,352 at December 31, 2008 and will be recognized over the remaining expected life of 34 months. Changes in the expected life of the Senior Notes for accounting purposes, if any, will result in the carrying amount of the Senior Notes being adjusted by computing the present value of estimated future cash flows using the original effective interest rate. Any adjustment will be recognized as income or expense in net earnings. The effective interest rate of the Senior Notes is 19.97%.

During the year ended December 31, 2007, $35,500 of the Senior Notes were converted into 5,619,321 common shares and the totality of the Junior Notes was converted into 4,444,449 common shares.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
11.	Convertible notes (continued):
(b)	(continued):

Changes in the Senior Notes, Junior Notes and derivative-related asset for the year ended December 31, 2008 and 2007, were as follows:

	Senior	Junior	Derivative-
	Notes	Notes	related asset

Balance as at December 31, 2006	$—	$—	$—
Notes issuance as at May 2, 2007	23,492	27,753	(2,603)
Accretion expense	1,213	10,430	—
Interest paid/payable	(628)	(174)	—
Foreign exchange loss	32	383	90
Conversion by note holders	(21,284)	(38,392)	684
Change in fair value	—	—	807

Balance as at December 31, 2007	2,825	—	(1,022)

Accretion expense	593	—	—
Interest paid/payable	(270)	—	—
Change in fair value	—	—	(99)

Balance as at December 31, 2008	$3,148	$—	$(1,121)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
12.	Share capital:
(a)	The authorized share capital of the Company consists of:
•	an unlimited number of voting common shares

•	an unlimited number of non-voting preferred shares, issuable in one or more series
(b)	Common shares issued and outstanding:

December 31, 2006:
(i)	On February 16, 2006, Picchio Pharma exercised its remaining warrant outstanding to purchase 1.2 million common shares for total proceeds of $8,095.
December 31, 2007:
(ii)	In 2007, the Company issued 10,063,770 common shares in connection with the conversion of Senior Notes and Junior Notes. See note 11 (b).
December 31, 2008:
(iii)	On July 17, 2008, the Company issued 1,185,797 common shares in connection with the acquisition of Innodia Inc. See note 5.
(c)	Stock option plan:

Under its stock option plan, the Company may grant options to purchase common shares to employees, directors and consultants of the Company (the “Stock Option Plan”). The terms, number of common shares covered by each option, as well as the vesting period are determined by the Board of Directors. In general, options vest over periods of up to five years. The maximum number of shares reserved for issuance is equal to 12.5% of the issued and outstanding common shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share is equal to the weighted average trading price of common shares for the five days preceding the effective date of grant during which the common shares were traded on the Toronto Stock Exchange. In no event may the term of any option exceed ten years from the date of the grant of the option.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
12.	Share capital (continued):
Changes in outstanding options issued under the Stock Option Plan for the years ended December 31, 2006, 2007 and 2008 were as follows:

		Weighted
		average
	Number	exercise price

		(CDN$)
Options outstanding, December 31, 2005	2,309,958	$16.78

Granted	402,000	16.53

Exercised	(100,943)	4.25

Cancelled or expired	(33,519)	20.84

Options outstanding, December 31, 2006	2,577,496	17.17

Granted	336,333	11.20

Exercised	(60,803)	7.12

Cancelled or expired	(36,293)	11.72

Options outstanding, December 31, 2007	2,816,733	16.75

Granted	3,143,600	1.46

Exercised	(11,500)	0.65

Cancelled or expired	(1,299,825)	19.68

Options outstanding, December 31, 2008	4,649,008	$5.63

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
12.	Share capital (continued):
(c)	Stock option plan:

The following table summarizes information about options outstanding and exercisable at December 31, 2008:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		exercise	years to		exercise
Exercise price/share	Number	price	expiration	Number	price

(CDN$)		(CDN$)			(CDN$)
$ 0.35 - $2.07	3,073,600	$1.46	9.2	—	$—
$ 2.99 - $6.93	432,034	4.55	4.0	345,694	4.26
$ 8.11 - $15.35	494,500	10.60	5.3	405,300	9.76
$17.40 - $23.35	394,833	19.10	6.8	200,767	20.23
$25.30 - $33.00	254,041	27.33	5.9	183,875	28.11

	4,649,008	$5.63	7.9	1,135,636	$12.91

(d)	Agreement to issue shares:

The agreement with the Chief Executive Officer effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets, was approved by regulatory authorities and shareholders in 2005. During the year ended December 31, 2008, 2007 and 2006, the Company did not record stock-based compensation in relation to common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets. As at December 31, 2008, stock-based compensation expense in relation to 140,000 of the total 220,000 common shares has been previously recorded. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
12.	Share capital (continued):
(e)	Equity line of credit:
As a result of the Company’s decision to delist from NASDAQ in January 2009, referred to note 11 (a), the equity line of credit (ELOC) facility was terminated and the Company is no longer able to avail itself of funds under this facility. The significant terms and conditions of the facility were as follows:
In August 2006, the Company entered into a securities purchase agreement in respect of an ELOC with Cityplatz Limited (Cityplatz) that provided the Company up to $60,000 of funds in return for the issuance of common shares. The ELOC facility was amended in February 2008 and the term was extended to February 2010. Under the amended ELOC facility, the maximum amount of each drawdown was limited to the lower of $6,000 or 12.5% of the volume-weighted average price (VWAP) calculation of the common shares at the time of drawdown. The common shares were to be issued at a discount of 4.0% to market price if the VWAP per share is $6 or higher, and 7.0% if the VWAP per share is lower than $6 at the time of drawdown. A placement fee equal to 2.4% of gross proceeds was payable to the placement agent. The ELOC facility was to terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $15,000 under the ELOC facility. As at December 31, 2008, the Company had not drawn any funds under the ELOC facility.
(f)	Deferred share unit plan:
On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number and price of DSUs are determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited multiplied by the market value of common shares on the date a notice of redemption is filed.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
12.	Share capital (continued):
(f)	Deferred share unit plan (continued):
During the year ended December 31, 2008, the Company granted 23,188 DSUs (2007 - 26,567), having a weighted average fair value per unit of CDN$2.07 (2007 - CDN$11.26). For DSUs, compensation cost is measured based on the market price of the Company’s shares from the effective date of grant through to the settlement date. Any changes in the market value of the Company’s shares through to the settlement date result in a change to the measure of compensation cost for those awards and is recorded in the consolidated statement of operations. At December 31, 2008, the Company had a liability of $19 (2007 - $59) with respect to issued DSUs.
13.	Stock-based compensation:
For the year ended December 31, 2008, the Company recorded total stock-based compensation (excluding compensation under the deferred share unit plan) of $2,325 (2007 - $4,225; 2006 - $3,569), related to stock options granted under the Stock Option Plan after July 1, 2002.
The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006

Risk-free interest rate	3.25%	4.02%	4.18%
Expected volatility	77%	61%	60%
Expected life in years	7	7	7
Expected dividend yield	nil	nil	nil

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
13.	Stock-based compensation (continued):
The following table summarizes the weighted average grant-date fair value per share for options granted during the years ended December 31, 2008, 2007 and 2006:

		Weighted average
	Number of	grant-date
	options	fair value

		(CDN$)
Year ended:
December 31, 2008	3,143,600	$1.05
December 31, 2007	336,333	$6.94
December 31, 2006	402,000	$10.46
Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.
14.	Commitments and contingencies:
(a)	Operating leases and other:
Minimum annual lease payments for the next five years and thereafter under operating leases are as follows:

2009	$2,397
2010	2,448
2011	2,519
2012	2,593
2013	2,543
Thereafter	19,705

$32,205
In addition, the Company is responsible for operating costs and taxes under the operating leases.
As at December 31, 2008, the Company has future obligations of $596 in relation to marketing agreements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
14.	Commitments and contingencies (continued):
(b)	License agreements and research collaborations:
On February 1, 2006, the Company entered into an assignment agreement with Parteq Research and Development Innovations (Parteq) (the Assignment Agreement) which terminated an amyloid license agreement. This amyloid license agreement granted the Company an exclusive worldwide license under certain intellectual property (the Amyloid Intellectual Property). Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration, comprising an upfront payment of CDN$200,000 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid license agreement. The Assignment Agreement also provides for annual technology payments, deferred milestone payments and deferred graduated payments based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid license agreement.
Under the terms of an agreement with the federal Ministry of Industry (Technology Partnerships Canada Program), as amended in 2005, the Company is committed to pay the federal government royalties equal to 7.24% of certain milestone revenue and 0.724% of end-product sales realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer’s disease until December 31, 2010. After December 31, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the agreement reaches CDN$20,540,000. Under the agreement, the Company is committed to spend a specified amount on research and development from the date of regulatory approval to December 31, 2014.
The Company is party to research and license agreements under which it has obtained rights to use certain technologies to develop certain product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.
The Company outsources clinical trials in the normal course of business. As at December 31, 2008, the Company’s future obligations with respect to these clinical trial agreements amount to $1,797 (2007 - $3,732).
(c)	Management services agreement:
The payments under a management services agreement with Picchio International Inc. (Picchio International), a company related to a shareholder, director and officer (see note 15 (a)) are $2,040 in 2009.
(d)	Guarantees:
The Company is contingently liable for letters of credit in the amount of $645. An equivalent amount face value amount of marketable securities and ABCP are pledged under these letters of credit and are presented as restricted cash on the consolidated balance sheet as at December 31, 2008. The balance of ABCP is pledged under the bank indebtedness. The Company has not recorded a liability with respect to the guarantees, as the Company does not expect to make any payments for these items. The Company has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified events or conditions occur approximate the cost of obtaining the letters of credit.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
15.	Related party transactions:
(a)	Under the terms of a management services agreement entered into in March 2003, as amended, with Picchio International, the Company recorded a management fee of $2,360 for the year ended December 31, 2008 (2007 - $2,343; 2006 - $2,164) of which an amount of $507 was in accruals as at December 31, 2008. During the year ended December 31, 2008, the Company paid nil performance based fees (2007 - $848).
In 2004, the Company entered into an agreement to issue shares to the Chief Executive Officer. See note 12 (d).
(b)	The Company paid to a company which employs a director the following amounts in the normal course of operations:

Year ended:
December 31, 2008	$21
December 31, 2007	23
December 31, 2006	27
(c)	In 2005, the Company entered into a lease agreement for a three-year period ended April 2008 with a company in which certain shareholders of the Company have an equity interest. During 2007, the lease agreement was extended to April 2011. For the year ended December 31, 2008, sub-lease revenue under the agreement amounted to $904 (2007 - $858; 2006 - $846). The Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease.

(d)	In July 2008, as disclosed in note 5, the Company acquired 100% of the remainder of the outstanding capital stocks that it did not already own of Innodia.
These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
16. Income taxes:
(a)	Details of the components of income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Loss before income taxes:
Canadian operations	$(21,153)	$(22,150)	$(12,290)
Foreign operations	(27,070)	(59,336)	(54,179)

	(48,223)	(81,486)	(66,469)

Basic income tax rate	30.9%	32.02%	32.02%

Computed income tax recovery	(14,901)	(26,092)	(21,283)

Adjustments in income taxes resulting from:
Non-recognition of losses and other deductions	2,496	6,915	2,603
Difference in tax rate of a foreign subsidiary	8,348	16,529	15,428
Non-deductible stock option expense	714	1,331	1,108
Permanent differences and other	3,343	1,317	(6)
Impact of future changes in enacted rates:
Decrease (increase) in future tax asset	—	2,856	(58)
(Decrease) increase in valuation allowance	—	(2,856)	2,208

	$—	$—	$—

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
16. Income taxes (continued):
(b)	Net future tax assets:

The future tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007

Future tax assets:
Patent costs	$9,005	$9,677
Unclaimed scientific research and experimental development expenditures for tax purposes	21,697	21,456
Deferred gain on sale of property	4,278	4,638
Share issue costs	738	1,352
Net operating losses	14,940	7,910
Long-term investment	—	1,259
Other	819	837

	51,477	47,129

Less: valuation allowance	(50,684)	(45,382)

	793	1,747

Future tax liabilities:
Property and equipment	(691)	(841)
Deferred financing fees	(66)	(59)
Convertible notes	(36)	(847)

Net future tax assets	$—	$—

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
16. Income taxes (continued):
(c)	The Company has the following unclaimed deductions available to reduce future taxable income in Canada:

	Federal	Quebec
| |
Research expenditure pool (no expiry)	$113,477	$58,131
The Company also has approximately $18,545 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:

2013	$151
2014	3,803
2015	4,314
2026	4,037
2027	4,315
2028	1,925

$18,545

(d)	The Company has non-capital losses carried forward which are available to reduce future years’ taxable income. These expire as follows:

	Canadian	Foreign
	companies	subsidiaries

2009	$1,373	$—
2011	—	49,690
2012	—	54,950
2013	1,356	67,876
2014	—	122,637
2024	3,093	—
2025	2,786	—
2026	1,644	—
2027	1,752	—
2028	10,638	—

	$22,642	$295,153

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
17.	Loss per share:

The reconciliation between basic and diluted loss per share is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Basic weighted average number of common shares outstanding	49,531,640	44,030,474	38,654,063

Basic net loss per share	$(0.97)	$(1.85)	$(1.72)

Diluted loss per share is not presented as the effect of stock options, convertible notes and warrants would be anti-dilutive. All outstanding stock options, convertible notes and warrants could potentially be dilutive in the future. Included in the weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification. See note 12 (d).

18.	Statements of cash flows — supplementary disclosure:
(a)	Cash and cash equivalents:

Cash and cash equivalents consist of cash balances with banks and short-term investments:

	2008	2007

Cash balances with banks	$6,096	$1,925
Short-term investments (yielding interest between 0.45% to 0.80% (December 31, 2007: 4.18% to 4.75%))	4,499	9,038

	$10,595	$10,963

          (b) Interest and income taxes:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Cash paid for:
Interest	$2,926	$3,367	$—
Income tax	—	—	—

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
18. Statements of cash flows — supplementary disclosure (continued):
(c)	Non-cash transactions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Additions to property and equipment and patents included in accounts payable and accrued liabilities at year-end	$188	$404	$332
Refer to note 5 for non-cash acquisition of Innodia Inc.

19.	Segment disclosures:
(a)	Business segment:

The Company operates in one business segment, the research, development and commercialization of products for health solutions. The Company’s operations are conducted principally in Canada and Europe.

(b)	Property and equipment and intangible assets (patents) by geographic area are as follows:

	2008	2007

North America	$3,201	$3,801
Europe	5,951	6,195

	$9,152	$9,996

(c)	Major customers:

All revenues recognized in 2008, 2007 and 2006 under the collaboration agreement referred to in note 6 were derived from one customer. There were four customers that each accounted for more than 10% of net sales in 2008.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
20. Capital disclosures:
The Company’s objective in managing capital is to ensure a sufficient liquidity position to market its technologies and product candidates, to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents.
Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares, private placements and issuance of convertible notes. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants, interest income, as well as with proceeds from the collaboration agreements.
The Company defines capital to include total shareholders’ equity (excluding accumulated other comprehensive income) and convertible notes.
As at December 31, 2008, the Company had convertible notes in the amount of $37,464.
The capital management objectives remain the same as for the previous fiscal year.
As at December 31, 2008, cash, cash equivalents and marketable securities amounted to $10,595 and accounts receivable and other and research tax credits receivable amounted to $2,373, for a total of $12,968. The Company will require additional financing before the end of the first quarter of 2009 to fund its operations. Any impediments to the Company’s ability to continue to meet the conditions contained in its credit facilities and convertible notes as well as the Company’s ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of the Company’s financial condition or prospects, could have a materially adverse effect on the Company. In addition, the Company’s access to financing is influenced by the economic and credit market environment. See note 1(a).
As previously mentioned, as a result of the decrease in the market price of its shares, the Company’s common stocks was delisted from the NASDAQ Capital Market. Since maintaining a listing on a recognized American stock exchange was a condition of financing under the equity line of credit facility, the Company is no longer able to avail itself of funds under this agreement. Accordingly, the Company will need to raise additional funds to pursue its operations in 2009.
The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.
The Company is not subject to any capital requirements that are externally imposed.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
21. Financial instruments:
(a)	Financial instruments — carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments. Refer to note 7 for investment in ABCP and restricted cash. The carrying value of the financial liabilities included in long-term accrued liabilities also approximates fair value. The fair value of convertible notes is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for instruments with similar terms and maturity. The fair values of the convertible notes were as follows:

		December 31,		December 31,
		2008		2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Convertible notes	$37,464	$17,213	$35,421	$21,182

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, accounts receivable, restricted cash and investment in ABCP. The Company invests cash with major North American and European financial institutions. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company’s liquidity needs and yields that are appropriate. Marketable securities are comprised of fixed income instruments with a high credit rating (not less than A-1) as rated by Standard and Poor’s.

The Company’s exposure to credit risk related to accounts receivable is minimized through a customer base predominantly comprised of well established retailers and wholesalers, a program of credit evaluation of new customers and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts, if necessary.

As at December 31, 2008, the Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

Refer to note 7 for credit risk related to investment in ABCP and restricted cash.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
21. Financial instruments (continued):
(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, as outlined in note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

Refer to notes 1 (a) and 22 with respect to material uncertainty in regards to the Company’s liquidity.

The following are the contractual maturities of financial liabilities as at December 31, 2008:

	Carrying	Contractual	Less than	1 to 3	Greater than
	amount	cash flows	1 year	years	3 years

Bank indebtedness	$9,736	$9,736	$9,736	$—	$—
Accounts payable and accrued liabilities	7,918	7,918	7,918	—	$—
Financial liabilities included in long-term liabilities	164	164	—	27	137
Convertible notes	37,464	54,605	2,795	51,810	—

	$55,282	$72,423	$20,449	$51,837	$137

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
21. Financial instruments (continued):
(d)	Foreign currency risk management:

A portion of the Company’s expenses are denominated in currencies other than the US dollar, primarily in Canadian dollars. This results in financial risk due to fluctuations in the value of the US dollar relative to these currencies. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as at December 31, 2008:

					December 31,
(in US dollars)					2008

	$CDN	CHF	EURO	SEK	GBP

Cash and cash equivalents	1,712	35	65	—	—
Accounts receivable and other	476	24	71	4	—
Research tax credit receivable	1,780	—	—	—	—
Investment in asset-backed commercial paper	3,901	—	—	—	—
Restricted cash	596	—	—	—	—
Bank indebtedness	(3,743)	—	—	—	—
Accounts payable and accrued liabilities	(5,133)	(353)	(583)	(229)	(112)
Long-term liabilities	(1,330)	—	(118)	—	—

	(1,741)	(294)	(565)	(225)	(112)

The following exchange rates applied during the year ended December 31, 2008:

		Reporting
	Average rate	date rate

$CDN per $US	1.0668	1.2240
CHF per $US	1.0829	1.0673
EURO per $US	0.6834	0.7184
SEK per $US	6.5958	7.8770
GBP per $US	0.5455	0.6840

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
21. Financial instruments (continued):
(d)	Foreign currency risk management (continued):

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a five percent strengthening of the US dollar would have (increased) decreased the net loss as follows, assuming that all other variables remained constant:

	$CDN	CHF	EURO	SEK	GBP

(Increase) decrease in net loss	87	15	28	11	6

An assumed five percent weakening of the US dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Marketable securities	Short-term fixed interest rate
Investment in asset-backed commercial paper	Short-term fixed interest rate
Restricted cash	Short-term fixed interest rate
Bank indebtedness	Short-term variable interest rate
Convertible notes	Fixed interest rate
Based on the value of variable interest-bearing cash during the year ended December 31, 2008, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.
The risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and marketable securities is limited because these investments, although available for sale, have short-term maturities and are generally held to maturity.
The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.
Interest income presented in the consolidated statements of operations represents interest income on available-for-sale financial assets.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
22. Subsequent event:
On March 12, 2009, the Company announced the reduction of its workforce by approximately 45%, effective as of such date. The current programs related to the Company’s existing product and product candidates will not be affected by the cuts, which are being made primarily in basic research and research-related functions, as well as support and administrative functions.
On February 26, 2009, the Company announced that it had received letters from each of FMRC Family Trust (FMRC), a trust of which Dr. Francesco Bellini is a beneficiary, and Victoria Square Ventures Inc. (VSVI), a subsidiary of Power Corporation of Canada, pursuant to which each committed to subscribe for securities of BELLUS Health in an amount of up to CDN$10 million (CDN$20 million in the aggregate) or such lesser amount as is necessary to allow BELLUS Health to operate in accordance with its 2009 budget. The commitments expired on March 23, 2009 and replaced the commitments of Picchio Pharma Inc. announced by BELLUS Health on October 21, 2008.
On March 24, 2009, the Company announced that notwithstanding the expiration of the financing commitments on March 23, 2009, the Company remains in discussions regarding the potential financing with FMRC and VSVI. The commitments were subject to conditions as announced on February 26, 2009, and discussions have taken place with a number of BELLUS Health’s other stakeholders. At the time of the announcement on March 24, 2009, these conditions had not yet all been met. If a transaction is completed, the nature, terms, pricing and security to be granted in respect of such securities will be determined through negotiation between BELLUS Health and each of FMRC and VSVI and the stakeholders. FMRC and VSVI are, directly and indirectly, shareholders of BELLUS Health. While progress has been made with the stakeholders with respect to the conditions to the financing, there can be no assurance that any transaction will proceed and the Company is reviewing all of its alternatives, including availing itself of legislation designed to allow corporations to reorganize their affairs.
23. US GAAP Reconciliation:
This note provides a reconciliation to generally accepted accounting principles as applied in the United States (US GAAP) and the additional disclosures required for the presentation of the financial statements in accordance with US GAAP and SEC rules and regulations.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with US GAAP is as follows:

				Cumulative
	Year ended	Year ended	Year ended	since
	December 31,	December 31,	December 31,	inception of
	2008	2007	2006	operations

Net loss in accordance with Canadian GAAP	$(48,223)	$(81,486)	$(66,469)	$(347,445)

Adjustments for:
Stock-based compensation costs: (1)
Canadian GAAP	—	—	3,569	10,630
US GAAP	—	—	(3,595)	(4,963)
Sale-leaseback (3)	5,005	(2,559)	(518)	1,762
Convertible notes (4)	1,395	1,922	(89)	3,228
Convertible notes (5)	1,456	(13,520)	—	(12,064)
Other	—	(155)	—	(155)

Net loss in accordance with US GAAP	(40,367)	(95,798)	(67,102)	$(349,007)

Foreign exchange adjustment on change in functional currency	—	3,123	(1,397)

Comprehensive loss in accordance with US GAAP	$(40,367)	$(92,675)	$(68,499)

Net loss per share under US GAAP:
Basic and diluted	$(0.81)	$(2.18)	$(1.74)

Weighted average number of shares	49,531,640	44,030,474	38,654,063

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(b)	Consolidated shareholders’ equity:

A reconciliation of shareholders’ equity items in accordance with Canadian GAAP with US GAAP is as follows:
(i)	Share capital:

	December 31,	December 31,	December 31,
	2008	2007	2006

Share capital, Canadian GAAP	$274,554	$273,269	$203,751

Adjustments for:
Stock-based compensation (1)	(772)	(772)	(772)
Share issue costs (2)	(12,327)	(12,327)	(12,327)
Convertible notes (5)	11,306	11,306	—

Share capital, US GAAP	$272,761	$271,476	$190,652

(ii)	Equity portion of convertible notes:

	December 31,	December 31,	December 31,
	2008	2007	2006

Equity portion of convertible notes:
Canadian GAAP	$9,841	$9,841	$8,620

Adjustments for:
Convertible notes (4)	(8,620)	(8,620)	(8,620)
Convertible notes (5)	(1,221)	(1,221)	—

Equity portion of convertible notes, US GAAP	$—	$—	$—

(iii)	Additional paid-in capital:

	December 31,	December 31,	December 31,
	2008	2007	2006

Additional paid-in capital, Canadian GAAP	$18,402	$15,397	$11,396

Adjustments for:
Stock-based compensation (1)
Canadian GAAP — current reversed	(11,533)	(11,533)	(11,533)
US GAAP — cumulative effect of prior years	4,860	4,860	4,860
Convertible notes (5)	15,446	15,446	—

Additional paid-in capital, US GAAP	$27,175	$24,170	$4,723

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(b)	Consolidated shareholders’ equity (continued):
(iv)	Warrants:

	December 31,	December 31,	December 31,
	2008	2007	2006

Warrants, Canadian GAAP	$16,857	$16,857	$—

Adjustments for:
Convertible notes (5)	(16,857)	(16,857)	—

Warrants, US GAAP	$—	$—	$—

(v)	Deficit:

	December 31,	December 31,	December 31,
	2008	2007	2006

Deficit, Canadian GAAP	$(366,477)	$(318,254)	$(234,240)

Adjustments for:
Stock-based compensation (1):
Canadian GAAP — cumulative effect of prior years reversed	12,305	12,305	12,305
US GAAP — cumulative effect of prior years	(4,860)	(4,860)	(4,860)
Sale-leaseback (3)	1,762	(3,243)	(684)
Convertible notes (4)	3,228	1,833	(89)
Share issue costs related to equity portion of convertible notes (4)	420	420	420
Convertible notes (5)	(12,064)	(13,520)	—
Issuance costs related to warrants expense for US GAAP (5)	2,373	2,373	—

	3,164	(4,692)	7,092

Share issue costs (2)	12,327	12,327	12,327

Deficit, US GAAP	$(350,986)	$(310,619)	$(214,821)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(b)	Consolidated shareholders’ equity (continued):
(vi)	Accumulated other comprehensive income:

	December 31,	December 31,	December 31,
	2008	2007	2006

Accumulated other comprehensive income, Canadian GAAP	$6,799	$6,799	$8,756

Foreign exchange adjustment on change in functional currency	(1,166)	(1,166)	—

Accumulated other comprehensive income, US GAAP	$5,633	$5,633	$8,756

(1)	Stock-based compensation:

For US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) 123R (SFAS 123R), Share-based Payment, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Company adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(b)	Consolidated shareholders’ equity (continued):
(1)	Stock-based compensation (continued):

Additional disclosures for the year ended December 31, 2008 and 2007 required under SFAS 123R are as follows:

	Options outstanding			Non-vested options
		Weighted	Weighted		Weighted
		average	average		average
		exercise	years to		grant date
	Number	price	expiration	Number	fair value
		(CDN$)			(CDN$)
Outstanding, December 31, 2006	2,577,496	$17.17	7.0	1,165,458	$10.98
Cancelled or expired	(36,293)	11.72	7.1	(32,268)	7.88
Exercised	(60,803)	7.12	4.8	(3,333)	5.25
Granted	336,333	11.20	9.4	336,333	6.94
Vested	—	—	—	(408,217)	10.08

Outstanding, December 31, 2007	2,816,733	16.75	6.5	1,057,973	10.10
Cancelled or expired	(1,299,825)	19.68	5.8	(562,507)	9.34
Exercised	(11,500)	0.65	—	—	—
Granted	3,143,600	1.46	9.2	3,143,600	1.02
Vested	—	—	—	(125,694)	9.35

Outstanding, December 31, 2008	4,649,008	$5.63	7.9	3,513,372	2.12

Options exercisable	1,135,636	$12.91	4.6	N/A	$ N/A

The Company has a policy of issuing new shares to satisfy share option exercises.

The aggregate intrinsic value represents the pre-tax intrinsic value based on the Company’s closing stock price at December 31, 2008 of CDN$0.50 (December 31, 2007 - CDN$2.20), which would have been received by option holders had they exercised their options at that date. Intrinsic value of options outstanding and exercisable is nil as at December 31, 2008 and 2007 based on the closing stock price at that date.

As at December 31, 2008, the unrecognized compensation cost related to non-vested options was $5,162 (December 31, 2007 — $8,873) and the remaining weighted average recognition period was 3.3 years (2007 — 2.8 years).

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(b)	Consolidated shareholders’ equity (continued):
(2)	Share issue costs:

For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of share capital. For Canadian GAAP purposes, share issue costs were charged to the deficit.

(3)	Sale-leaseback:

For Canadian GAAP purposes, the Company recorded the sale of facilities in November 2005 which were leased back by the Company, as a sale-leaseback transaction, with the resulting gain deferred and recognized over the lease term. Under US GAAP, the Company’s option to purchase the property represents continuing involvement in the property and, consequently, the transaction is precluded from sale-leaseback accounting. As a result, the sale and deferred gain on the transaction are not recognized in US GAAP. The sale proceeds are recognized as a liability, and the property continues to be shown as an asset until the conditions for sales recognition are met. Lease payments, exclusive of an interest portion recognized under the interest method, decrease the liability over the term.

Under US GAAP, the following additional disclosures, related to property and equipment and long-term debt, are required:

			December 31,
			2008
		Accumulated	Net book
	Cost	depreciation	value

Land	$1,548	$—	$1,548
Building	8,928	2,413	6,515

	$10,476	$2,413	$8,063

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(b)	Consolidated shareholders’ equity (continued):
(3)	Sale-leaseback (continued):

			December 31,
			2007

		Accumulated	Net book
	Cost	depreciation	value

Land	$1,548	$—	$1,548
Building	8,928	1,870	7,058

	$10,476	$1,870	$8,606

	December 31,	December 31,
	2008	2007

Finance obligation denominated in Canadian dollars, bearing interest at 5.4% per annum, repayable in equal monthly instalments of principal and interest of $213, with scheduled annual increases of 2.5% in this amount in December 2006 and the next four years thereafter, followed by an annual increase of 3% in December 2009 and each of the 10 years thereafter	$23,630	$30,397
Less current portion	1,015	1,125

	$22,615	$29,272

Scheduled future repayments of the finance obligation as at December 31, 2008 in the next five years and thereafter are as follows:

Twelve months ended December 31:
2009	$1,015
2010	1,130
2011	1,263
2012	1,406
2013	1,558
Thereafter	17,258

$23,630

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008 (in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(b)	Consolidated shareholders’ equity (continued):
(4)	Convertible notes (November 2006):

In accordance with Canadian GAAP, the Convertible Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component, net of issuance costs, is measured at the issue date as the present value of the cash payments of interest and principal due under the terms at a rate which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined and the face value of the Convertible Notes has been allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term. Issue costs incurred in connection with the issuance of the Convertible Notes that pertain to equity have been classified as share issue costs under Canadian GAAP.

Under US GAAP, all of the proceeds received from the Convertible Notes were recorded as long-term obligations. Total issue costs relating to the Convertible Notes were recorded in deferred financing fees.

(5)	Convertible notes (May 2007):

In accordance with Canadian GAAP, the Convertible Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component, net of issuance costs, is accreted to its face value through a charge to earnings over its expected term. Embedded derivatives, that are not clearly and closely related to the debt component, have been separated and marked-to-market at each reporting period. Issue costs incurred in connection with the issuance of the Convertible Notes that pertain to equity have been classified as share issue costs under Canadian GAAP.

Under US GAAP, substantially all of the proceeds received from the Convertible Notes were recorded as long-term obligations. The warrants issued in connection with the Convertible Notes were determined to be liabilities, and the proceeds attributable to the warrants were recorded as long-term obligations. The warrant liability is marked-to-market at each reporting date under US GAAP. In addition, a beneficial conversion feature, representing the intrinsic value attached to the conversion features of the Convertible Notes, is recorded and accreted from the date of issuance to the stated redemption date. On conversion, all of the remaining unamortized discount on the debt and the beneficial conversion feature is recognized immediately as a charge to earnings.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008 (in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP:
(i)	Supplementary information:

Under US GAAP and SEC rules, separate disclosure is required for the following statements of operations item reported under Canadian GAAP. There is no similar requirement under Canadian GAAP.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December, 31
	2008	2007	2006

Rental expense	$215	$216	$199

Under US GAAP, separate disclosure is required for the accounting policy for legal costs expected to be incurred in connection with a SFAS 5, Accounting for Contingencies, loss contingency. The Company expenses these costs as incurred.
(ii)	Classification of stock-based compensation:

Under US GAAP, the total stock-based compensation cost reported under Canadian GAAP as a separate line item would be reclassified to the following captions under US GAAP:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December, 31
	2008	2007	2006

Research and development	$422	$797	$741
General and administrative	1,903	3,428	2,828

	$2,325	$4,225	$3,569

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company:

The Company is a development stage enterprise as defined in FAS 7 and the following additional disclosures are provided.

The statements of shareholders’ equity since the date of inception under US GAAP is presented below:

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Period ended October 14, 1994:
Shares issued for cash	850,000	—	—	—	400,000	400	—	—	$—	$—	$400
Net loss										(404)	(404)

Balance, October 14, 1994	850,000	—	—	—	400,000	400	—	—	—	(404)	(4)
Period ended September 30, 1995:
Shares issued for cash	—	—	—	—	600,000	600	—	—	—	—	600
Net loss										(1,378)	(1,378)

Balance, September 30, 1995	850,000	—	—	—	1,000,000	1,000	—	—	—	(1,782)	(782)
Year ended September 30, 1996:
Shares issued for cash	—	—	—	—	—	—	5,595,001	7,340	—	—	7,340
Shares issued for services	275,076	30	—	—	—	—	—	—	—	—	30
Share issue costs	—	—	—	—	—	—	—	(159)	—	—	(159)
Net loss										(1,508)	(1,508)

Balance, September 30, 1996	1,125,076	30	—	—	1,000,000	1,000	5,595,001	7,181	—	(3,290)	4,921
Year ended September 30, 1997:
Net loss										(1,745)	(1,745)

Balance, September 30, 1997	1,125,076	30	—	—	1,000,000	1,000	5,595,001	7,181	—	(5,035)	3,176

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23. US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statements of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, September 30, 1997 brought forward	1,125,076	30	—	—	1,000,000	1,000	5,595,001	7,181	$—	$(5,035)	$3,176

Year ended September 30, 1998:
Conversion into Class A shares	—	—	6,595,001	8,181	(1,000,000)	(1,000)	(5,595,001)	(7,181)	—	—	—
Shares issued for cash	—	—	3,138,770	7,227	—	—	—	—	—	—	7,227
Exercise of options	5,500	1	—	—	—	—	—	—	—	—	1
Share issue costs	—	—	—	(390)	—	—	—	—	—	—	(390)
Net loss	—	—	—	—	—	—	—	—	446	(4,737)	(4,291)

Balance, September 30, 1998	1,130,576	31	9,733,771	15,018	—	—	—	—	446	(9,772)	5,723

Period ended June 30, 1999:
Shares issued for cash	—	—	1,483,224	3,800	—	—	—	—	—	—	3,800
Exercise of options	29,314	7	—	—	—	—	—	—	—	—	7
Share issue costs	—	—	—	(72)	—	—	—	—	—	—	(72)
Net loss	—	—	—	—	—	—	—	—	224	(2,599)	(2,375)

Balance, June 30, 1999	1,159,890	38	11,216,995	18,746	—	—	—	—	670	(12,371)	7,083

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23.	US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statements of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 1999 brought forward	1,159,890	38	11,216,995	18,746	—	—	—	—	$670	$(12,371)	$7,083

Year ended June 30, 2000:
Shares issued for cash	180,723	507	63,442	158	—	—	—	—	—	—	665
Exercise of options	12,177	3	—	—	—	—	—	—	—	—	3
Exercise of warrants	—	—	111,467	248	—	—	—	—	—	—	248
Conversion of Class A shares	11,391,904	19,152	(11,391,904)	(19,152)	—	—	—	—	—	—	—
Initial public offering	3,878,787	21,724	—	—	—	—	—	—	—	—	21,724
Share issue costs	—	(1,859)	—	—	—	—	—	—	—	—	(1,859)
Net loss	—	—	—	—	—	—	—	—	247	(4,036)	(3,789)

Balance June 30, 2000	16,623,481	39,565	—	—	—	—	—	—	917	(16,407)	24,075

Year ended June 30, 2001:
Exercise of over- allotment option	581,818	3,228	—	—	—	—	—	—	—	—	3,228
Shares issued for cash	321,035	2,473	—	—	—	—	—	—	—	—	2,473
Exercise of options	435,438	135	—	—	—	—	—	—	—	—	135
Exercise of warrants	34,447	53	—	—	—	—	—	—	—	—	53
Share issue expenses	—	(375)	—	—	—	—	—	—	—	—	(375)
Net loss	—	—	—	—	—	—	—	—	192	(1,961)	(1,769)

Balance, June 30, 2001	17,996,219	45,079	—	—	—	—	—	—	1,109	(18,368)	27,820

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23.	US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statements of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 2001 brought forward	17,996,219	45,079	—	—	—	—	—	—	$1,109	$(18,368)	$27,820

Year ended June 30, 2002:
Exercise of options	32,125	7	—	—	—	—	—	—	—	—	7
Net loss	—	—	—	—	—	—	—	—	82	(8,672)	(8,590)

Balance, June 30, 2002	18,028,344	45,086	—	—	—	—	—	—	1,191	(27,040)	19,237

Year ended June 30, 2003:
Shares issued for cash	4,000,000	9,634	—	—	—	—	—	—	—	—	9,634
Exercise of warrants	836,644	1,245	—	—	—	—	—	—	—	—	1,245
Exercise of options	618,036	613	—	—	—	—	—	—	—	—	613
Share issue costs	—	(341)	—	—	—	—	—	—	—	—	(341)
Net loss	—	—	—	—	—	—	—	—	61	(13,045)	(12,984)

Balance, June 30, 2003	23,483,024	56,237	—	—	—	—	—	—	1,252	(40,085)	17,404

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statements of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

									Additional		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	equity

Balance, June 30, 2003 brought forward	23,483,024	56,237	—	—	—	—	—	—	$1,252	$(40,085)	$17,404

Six months ended December 31, 2003:
Shares issued for cash	5,750,000	62,644	—	—	—	—	—	—	—	—	62,644
Exercise of warrants	106,785	137	—	—	—	—	—	—	—	—	137
Exercise of options	435,318	964	—	—	—	—	—	—	—	—	964
Share issue costs	—	(5,023)	—	—	—	—	—	—	—	—	(5,023)
Net loss	—	—	—	—	—	—	—	—	6	(13,090)	(13,084)

Balance December 31, 2003	29,775,127	114,959	—	—	—	—	—	—	1,258	(53,175)	63,042

Year ended December 31, 2004:
Exercise of options	545,292	1,145	—	—	—	—	—	—	—	—	1,145
Net loss	—	—	—	—	—	—	—	—	7	(38,609)	(38,602)

Balance, December 31, 2004	30,320,419	116,104	—	—	—	—	—	—	1,265	(91,784)	25,585

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23.	US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statements of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

											Accumulated
									Additional		other		Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		comprehensive		shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	income		equity

Balance, December 31, 2004 brought forward	30,320,419	116,104	—	—	—	—	—	—	$1,265	$(91,784)	$6,140	(1)	$31,725

Year ended December 31, 2005:
Shares issued for cash	4,000,000	61,744	—	—	—	—	—	—	—	—	—		61,744
Exercise of warrants	2,800,000	7,189	—	—	—	—	—	—	—	—	—		7,189
Exercise of options	300,660	1,111	—	—	—	—	—	—	—	—	—		1,111
Share issue costs	—	(4,107)	—	—	—	—	—	—	—	—	—		(4,107)
Net loss	—	—	—	—	—	—	—	—	—	(55,935)	—		(55,935)
Foreign exchange adjustment on change in functional currency	—	—	—	—	—	—	—	—	—	—	1,219		1,219

Balance, December 31, 2005	37,421,079	182,041	—	—	—	—	—	—	1,265	(147,719)	7,359		42,946

Year ended December 31, 2006:
Shares issued for cash	100,943	379	—	—	—	—	—	—	—	—	—		379
Exercise of a warrant	1,200,000	8,095	—	—	—	—	—	—	—	—	—		8,095
Ascribed value from additional paid-in capital	—	137	—	—	—	—	—	—	(137)	—	—		—
Net loss	—	—	—	—	—	—	—	—	3,595	(67,102)	—		(63,507)
Foreign exchange adjustment on change in functional currency	—	—	—	—	—	—	—	—	—	—	1,397		1,397

Balance, December 31, 2006	38,722,022	190,652	—	—	—	—	—	—	4,723	(214,821)	8,756		(10,690)

(1)	Cumulative amount to December 31, 2004 brought forward

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23.	US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statements of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

											Accumulated
									Additional		other	Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		comprehensive	shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	income	equity

Balance, December 31, 2006 brought forward	38,722,022	190,652	—	—	—	—	—	—	$4,723	$(214,821)	$8,756	$(10,690)

Year ended December 31, 2007:
Issuance on conversion of 6% senior convertible notes due in 2027	5,619,321	40,229	—	—	—	—	—	—	5,913	—	—	46,142
Issuance on conversion of 5% junior convertible notes due in 2012	4,444,449	40,000	—	—	—	—	—	—	9,533	—	—	49,533
Shares issued for cash	60,803	371	—	—	—	—	—	—	—	—	—	371
Ascribed value from additional paid-in capital	—	224	—	—	—	—	—	—	(224)	—	—	—
Net loss	—	—	—	—	—	—	—	—	4,225	(95,798)	—	(91,573)
Foreign exchange adjustment on change in functional currency	—	—	—	—	—	—	—	—	—	—	(3,123)	(3,123)

Balance, December 31, 2007	48,846,595	271,476	—	—	—	—	—	—	$24,170	$(310,619)	$5,633	$(9,340)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23.	US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(iii)	Development stage company (continued):

The statements of shareholders’ equity since the date of inception under US GAAP is presented below (continued):

											Accumulated
									Additional		other	Total
	Common shares		Class A shares		1st Preference		Special shares		paid-in		comprehensive	shareholders’
	Number	Dollars	Number	Dollars	Number	Dollars	Number	Dollars	capital	Deficit	income	equity

Balance, December 31, 2007 brought forward	48,846,595	271,476	—	—	—	—	—	—	$24,170	$(310,619)	$5,633	$(9,340)

Shares issued for cash	11,500	7	—	—	—	—	—	—	—	—	—	7
Acquisition of Immodia Inc.	1,185,797	1,278	—	—	—	—	—	—	680	—	—	1,958
Net loss	—	—	—	—	—	—	—	—	2,325	(40,367)	—	(38,042)

Balance, December 31, 2008	50,043,892	272,761	—	—	—	—	—	—	$27,175	$(350,986)	$5,633	$(45,417)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23.	US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(iv)	FIN 48 — Accounting for tax uncertainties:

For US GAAP purposes, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a company’s financial statements in accordance with FASB statement No. 109. FIN 48 prescribes a more-likely-than-not recognition threshold for tax uncertainties. The adoption of FIN 48 resulted in no adjustment to the liability for unrecognized tax benefits. As of the date of adoption, December 31, 2007 and June 30, 2008, the total amount of unrecognized tax benefits was nil.

The Company files income tax returns with federal and provincial tax authorities within Canada. The Company’s foreign affiliates file income tax returns in various jurisdictions, the most significant of which is Switzerland. In general, the Company is subject to an examination by taxing authorities for years after 2000.

(v)	SFAS No. 157 — Fair value measurements:

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008 (in thousands of US dollars, except per share data, unless otherwise noted)
23.	US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(v)	SFAS No. 157 — Fair value measurements (continued):

Financial assets and liabilities fair valued on a recurring basis:

Fair value measurements at reporting date using
		Quoted prices in	Significant	Significant
		active markets	other	unobservable
	December 31,	for identical	observable	inputs
	2008	assets (level)	inputs (level 2)	(level 3)

Assets:
Available-for-sale securities:
Cash and cash equivalents	$10,595	$10,595	$—	$—

Investment in asset-backed commercial paper and restricted cash	$8,988	$—	$—	$8,988

Liabilities:
Derivatives	$(349)	$—	$—	$(349)
Warrant liability	(119)	—	—	(119)

The reconciliation of the beginning and ending balance of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) was as follows:

	Fair value measurements using
significant unobservable inputs (level 3)
	Investments in
	ABCP and
	restricted		Warrant
	cash	Derivatives	liability

Beginning balance, January 1, 2008	$5,464	$(829)	$(1,216)
Acquisition of Immodia Inc.	4,242	—	—
Foreign exchange	(1,027)	—	—
Total gains or losses included in earnings (reported as other)	309	480	1,097

Ending balance, December 31, 2008	$8,988	$(349)	$(119)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23.	US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(v)	SFAS No. 157 — Fair value measurements (continued):

	Fair value measurements using
significant unobservable inputs (level 3)
	Investments in
	ABCP and
	restricted		Warrant
	cash	Derivatives	liability

Amount of total gains or losses for the period included in earnings attributable to the change in unrealized gain or losses related to assets still held at reporting date	$309	$480	$1,097

The Company has elected to defer for one year the application of Statement No. 157 for non-financial assets and non-financial liabilities (except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis).

(vi)	Recent accounting pronouncements:

SFAS No. 141R Business combinations:

In December 2007, the FASB issued a revised standard on accounting for business combinations. The major changes to accounting for business include the following: all business acquisitions would be measured at fair value; the existing definition of a business would be expanded; pre-acquisition contingencies would be measured at fair value; most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration); obligations for contingent consideration would be measured and recognized at fair value at the acquisition date (measurement would no longer need to wait until the contingency is settled); non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is for less than 100%); goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed, and would be allocated to the acquirer and the non-controlling interest. The statement is effective for periods beginning on or after December 15, 2008. The Company will apply the standard for acquisitions occurring after this date.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23.	US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(vi)	Recent accounting pronouncements (continued):

SFAS No. 160 — Non-controlling interest in consolidated financial statements:

In December 2007, the FASB issued a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other items outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non- controlling interests is adjusted to reflect the changes in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non controlling interests, including any that arose before the effective date. The Company does not expect the adoption of SFAS 160 to materially affect its financial statements.

SFAS No. 161 — Disclosures about derivative instruments and hedging activities, an amendment to FASB Statement No. 133:

In March 2008, the FASB issued the above-noted statement, which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosure about credit-risk related contingent features on derivative agreements. The statement is effective for periods beginning on or after November 15, 2008. The Company does not expect the adoption of SFAS No. 161 to materially affect its consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2008, 2007 and 2006 and period from inception (June 17, 1993) to December 31, 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
23.	US GAAP Reconciliation (continued):
(c)	Other disclosures required by US GAAP (continued):
(vi)	Recent accounting pronouncements (continued):

FSP FAS 142-3, Determination of the Useful life of Intangible Assets:

In April 2008, the FASB issue FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142. This change is intended to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141 and other generally accepted accounting principles (GAAP). The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting FSP 142-3 on its consolidated financial statements.